Exhibit 2

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

30 NOVEMBER 2021

Westpac notes APRA’s release of its final capital framework

Westpac Banking Corporation (“Westpac”) has welcomed the release by APRA of its final capital framework today, which will be effective from 1 January 2023.

Westpac is strongly capitalised with a Common equity tier 1 (CET1) capital ratio of 12.3% (based on the current capital framework) at 30 September 2021 and we expect to remain well capitalised under the new capital framework.

APRA has noted that as Australian banks already meet the unquestionable strong benchmarks set by APRA in 2017, the new framework does not require banks to raise additional capital.

Key elements of the final framework as it will apply to major banks include:

•      A CET1 capital ratio requirement of 10.25%, comprising:

‒	A minimum CET1 capital ratio of 4.5% (no change);

‒	A capital conservation buffer of 3.75% (previously 2.5%);

‒	A domestic systemically important buffer of 1% (no change); and

‒      A countercyclical capital buffer of 1.0% (previously nil).

•      Updates to the determination of risk weighted assets.

We are working through the impact of these changes and expect to provide more details with our 1H22 Results in May 2022.

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
M. 0419 683 411	M. 0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.